UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

January 31, 2020

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Rybelsus® (oral semaglutide) recommended for approval for the treatment of adults with type 2 diabetes by the European regulatory authorities

Bagsværd, Denmark, 31 January 2020 - Novo Nordisk today announced that the Committee for Medicinal Products for Human Use (CHMP) under the European Medicines Agency (EMA) has adopted a positive opinion, recommending marketing authorisation for Rybelsus® (oral semaglutide) for the treatment of adults with insufficiently controlled type 2 diabetes to improve glycaemic control as an adjunct to diet and exercise.

The CHMP recommends Rybelsus® to be indicated as monotherapy when metformin is considered inappropriate, as well as in combination with other medicinal products for the treatment of type 2 diabetes. The label also refers to clinical trial results with respect to combination with other diabetes medications, effects on glycaemic control, cardiovascular events and the populations studied.

“We are very excited about the positive opinion for Rybelsus®, as it is the first and only GLP-1 in a tablet, and we believe it has the potential to set a new standard for the treatment of type 2 diabetes in the EU,” said Mads Krogsgaard Thomsen, executive vice president and chief science officer. “A high proportion of people with type 2 diabetes does not achieve target blood sugar levels, which underpins the need for new and more efficacious solutions to better manage their disease.”

Novo Nordisk expects to receive final marketing authorisation from the European Commission in the beginning of second quarter of 2020.

About Rybelsus®

Rybelsus® (oral semaglutide) is an analogue of the naturally occurring hormone GLP-1, and it is the world’s first and only GLP-1 in a tablet. Rybelsus® is approved in the US and it is indicated as an adjunct to diet and exercise to improve glycaemic control in adults with type 2 diabetes. It is administered once daily and is approved for use in two therapeutic dosages, 7 mg and 14 mg in the US.

Novo Nordisk is a global healthcare company with more than 95 years of innovation and leadership in diabetes care. This heritage has given us experience and capabilities that also enable us to help people defeat obesity, haemophilia, growth disorders and other serious chronic diseases. Headquartered in Denmark, Novo Nordisk employs approximately 42,200 people in 80 countries and markets its products in more than 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn, YouTube.

Further information

Media:
Mette Kruse Danielsen	+45 4442 3883	mkd@novonordisk.com
Ken Inchausti (USA)	+1 609 240 9429	kiau@novonordisk.com

Investors:
Peter Hugreffe Ankersen	+45 3075 9085	phak@novonordisk.com
Valdemar Borum Svarrer	+45 3079 0301	jvls@novonordisk.com
Ann Søndermølle Rendbæk	+45 3075 2253	arnd@novonordisk.com
Mark Joseph Root	+45 3079 4211	mjhr@novonordisk.com
Kristoffer Due Berg (USA)	+1 609 235 2989	krdb@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 5 / 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: January 31, 2020	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer